SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                           (AMENDMENT NO. ______) (1)

                         Curative Health Services, Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    23126W100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            Jay Wolf                                             Gary Herman
c/o Trinad Capital Master Fund, Ltd.                 c/o Strategic Turnaround Equity Partners, L.P.
2121 Avenue of the Stars, Suite 1650                 720 Fifth Avenue, 9th Floor
Los Angeles, California 90049                        New York, New York 10019
         (310) 601-2500                                       (212)  247-0581

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 23, 2006
--------------------------------------------------------------------------------
            (Date of Event, Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

          CUSIP No. 23126W100          13D

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Trinad Capital Master Fund, Ltd.                   980447604
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)
   2                                                                    (b) X

                                                                  Joint Filers
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *          WC
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2 (e)                                         |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  Cayman Islands
--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER              0
        SHARES           -------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER            327,181
       OWNED BY          -------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER         0
      REPORTING          -------------------------------------------------------
     PERSON WITH          10   SHARED DISPOSITIVE POWER       327,181
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               327,181
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    2.51%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                            CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP No. 23126W100                      13D

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Trinad Management, LLC                                20-0591302
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)
   2                                                                    (b) X
                                                                  Joint Filers
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *   N/A
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2 (e)                                         |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware
--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER              0
        SHARES           -------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER            327,181
       OWNED BY          -------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER         0
       REPORTING         -------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER       327,181
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              327,181
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    2.51%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                            OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP No. 2316W100           13D

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Strategic Turnaround Equity Partners, L.P.          90-0000833
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)
   2                                                                    (b) X
                                                                  Joint Filers
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *   WC
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2 (e)                                         |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware
--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER              0
        SHARES           -------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER            257,005
       OWNED BY          -------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER         0
       REPORTING         -------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER       257,005
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              257,005
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    1.97%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                            PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP No. 2316W100           13D

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Galloway Capital Management LLC      90-0000838
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)
   2                                                                    (b) X
                                                                  Joint Filers
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *   N/A
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2 (e)                                         |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware
--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER              0
        SHARES           -------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER            257,005
       OWNED BY          -------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER         0
       REPORTING         -------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER       257,005
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              257,005
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    1.97%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                            OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP No. 2316W100           13D

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Robert Ellin
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)
   2                                                                    (b) X
                                                                  Joint Filers
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *   N/A
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2 (e)                                         |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware
--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER              0
        SHARES           -------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER            327,181
       OWNED BY          -------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER         0
       REPORTING         -------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER       327,181
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              327,181
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    2.51%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                            IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP No. 23126W100          13D

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Gary Herman                               N/A
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)
   2                                                                    (b) X
                                                                  Joint Filers
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *   N/A
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2 (e)                                         |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  United States
--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER              0
        SHARES           -------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER            257,005
       OWNED BY          -------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER         0
       REPORTING         -------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER       257,005
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              257,005
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    1.97%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                            IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP No. 23126W100          13D

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Bruce Galloway                            N/A
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)
   2                                                                    (b) X
                                                                  Joint Filers
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *   see item 3 herein
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2 (e)                                         |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  United States
--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER              97,140
        SHARES           -------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER            257,005
       OWNED BY          -------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER         97,140
       REPORTING         -------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER       257,005
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              354,145
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    2.72%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                            IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $.01 per share, (the "Common Stock") of Curative Health Services, Inc., a Minnesota corporation (the "Company"). The principal executive office of the Company is located at 61 Split Brook Road, Nashua, NH 03060.

Item 2.  Identity and Background.

This statement is being filed jointly by Strategic Turnaround Equity Partners, L.P., a Delaware limited partnership ("Strategic Turnaround"), Galloway Capital Management LLC, a Delaware limited liability company ("Galloway Capital"), Trinad Capital Master Fund Ltd., a Cayman Islands corporation ("Trinad Capital"), and Trinad Management, LLC, a Delaware limited liability company ("Trinad Management") and Bruce Galloway, Robert Ellin and Gary Herman, each citizens of the United States, (collectively, the "Reporting Persons").

Strategic Turnaround is a fund primarily focused on investing in undervalued public equities. Galloway Capital is principally engaged in serving as the general partner of Strategic Turnaround. Gary L. Herman and Bruce Galloway are the managing members of Galloway Capital. Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital. Mr. Galloway is also the holder of the majority of the partnership interests in Strategic Turnaround. The address of the principal business office of Strategic Turnaround, Galloway Capital, Gary L. Herman and Bruce Galloway is c/o Strategic Turnaround Equity Partners, L.P., 720 Fifth Avenue, 9th Floor, New York, New York 10019. Mr. Herman and Mr. Galloway are principally involved in the business of investments.

Trinad Capital is a hedge fund dedicated to investing in micro-cap companies. Trinad Management is principally engaged in serving as the general partner of Trinad Capital. Robert Ellin is the managing member of Trinad Management and the holder of 66% of the membership interests in Trinad Management and the holder of approximately 9% of the partnership interests in Trinad Capital. The address of the principal business office of Trinad Capital, Trinad Management, and Robert Ellin is c/o Trinad Capital Master Fund Ltd, 2121 Avenue of the Stars, Suite 1650, Los Angeles, California 90049. Mr. Ellin is principally involved in the business of investments.

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The amount of funds used to purchase the shares of Common Stock beneficially owned by each of Strategic Turnaround and Trinad Capital was $78,125.38 and $88,807.80 (including commissions), respectively. All of such funds were purchased with the working capital of Strategic Turnaround and Trinad Capital. The net amount of personal funds Mr. Galloway used to acquire share of Common Stock of the Issuer for his IRA was $6,286.10.

Item 4.  Purpose of Transaction.

Other than as set forth below, the Reporting Persons currently have no plan or proposal, which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Report.

The shares of Common Stock beneficially owned by the Reporting Persons were acquired for and are being held for investment purposes. The Reporting Persons are not satisfied with the Issuer's proposed Plan Support Agreement, dated December 2, 2005, as filed with the Securities & Exchange Commission on December 5, 2005 as an Exhibit to Form 8-K, as amended on December 14, 2005 and as further amended on February 3, 2006. In particular the Reporting Persons intend to oppose the Prepackaged Joint Plan of Reorganization of the Issuer and its Subsidiaries dated February 6, 2006 attached as Exhibit A to the Disclosure Statement With Respect to the Plan attached as Exhibit 99.1 of the Form 8-K filed by the Issuer on January 31, 2006, as filed with the Securities & Exchange Commission on February 6, 2006. In that regard, the Reporting Persons have had, and may continue to have, communications with other shareholders relating to alternative transactions involving the Issuer. In addition, it is the intent of the Reporting Persons to communicate with Issuer's lenders or potential lenders with regard to the proposed restructuring of the Issuer. Depending on future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may, from time to time, purchase additional shares of Common Stock or sell shares of Common Stock in open market or privately negotiated transactions. The Reporting Persons may, in the future, have influence over the corporate activities of the Issuer, including activities such as those described in subsections (a) through (j) of Item 4 of Schedule 13D.

An informal arrangement may be deemed to exist between the Reporting Persons. Although there is no agreement between the Reporting Persons relating to the Issuer's securities, including any agreement with respect to the holding, disposing or voting of such securities, the Reporting Persons, may seek to have discussions with management or the Board of Directors or the Issuer's lenders, or may determine to correlate their activities with respect to their investment in the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)

The aggregate percentage of shares of Common Stock outstanding reported owned by each Reporting Person is based on the 13,019,800 shares outstanding as of November 3, 2005, which is the total number of shares outstanding as reported in the Company's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

As of the date hereof, each of Trinad Capital, Trinad Management (as the general partner of Trinad Capital) and Robert Ellin (as Managing Member of Trinad Management) beneficially own 327,181 shares of the Common Stock of the Issuer, representing 2.51% of the issued and outstanding shares of Common Stock of the Issuer. Each of Trinad Management and Robert Ellin share the power to vote or to direct the vote of those shares of Common Stock owned by Trinad Capital and each of Trinad Management and Robert Ellin share the power to dispose of or direct the disposition of those shares of Common Stock owned by Trinad Capital.

As of the date hereof, each of Strategic Turnaround, Galloway Capital (as the general partner of Strategic Turnaround) and Gary Herman (as a Managing Member of Galloway Capital) beneficially own 257,005 shares of the Common Stock of the Issuer, representing 1.97% of the issued and outstanding shares of Common Stock of the Issuer. Each of Galloway Capital and Gary Herman share the power to vote or direct the vote of those shares of Common Stock owned by Strategic Turnaround and each of Galloway Capital and Gary Herman share the power to dispose of or direct the disposition of those shares of Common Stock owned by Strategic Turnaround.

As of the date hereof, Bruce Galloway beneficially owns 354,145 shares of the Common Stock of the Issuer representing 2.72% of the issued and outstanding shares of Common Stock of the Issuer, consisting of (i) 257,005 shares of Common Stock owned by Strategic Turnaround (as a Managing Member of Galloway Capital); and (ii) 97,140 shares of Common Stock owned by Bruce Galloway IRA. Mr. Galloway shares the power to vote or direct the vote and to dispose of or direct the disposition of those shares owned by Strategic Turnaround with each of Galloway Capital and Gary Herman. Mr. Galloway has the sole power to vote or direct the vote and, to dispose of or direct the disposition of the 97,140 shares owned directly by the Bruce Galloway IRA.

(c) The Reporting Persons purchased the following shares of the Company's Common Stock within the past 60 days.

      (i) On each of the following dates and at the following prices per share, Strategic Turnaround made purchases of Common Stock on the open market with it's working capital:

     Date of Purchase       No. of Shares Acquired       Price Per Share
     ----------------       ----------------------       ---------------
1/6/2006                  60,000                     .24

1/9/2006                  50,000                     .2383

1/10/2006                 40,000                     .24

1/11/2006                 40,000                     .2396

1/20/2006                 37,005                     .27

      (ii) On each of the following dates and at the following prices per share, Trinad Capital made purchases of Common Stock on the open market with it's working capital:

     Date of Purchase       No. of Shares Acquired       Price Per Share
     ----------------       ----------------------       ---------------
1/18/2006                 126,800                    .2551

1/23/2006                 113,000                    .2821

1/24/2006                 87,381                     .2813

      (iii) On each of the following dates and at the following prices per shares Bruce Galloway, IRA made purchases of Common Stock on the open market with personal funds:

     Date of Purchase       No. of Shares Acquired       Price Per Share
     ----------------       ----------------------       ---------------
2/2/2006                  50,000                     .24

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With the
      Issuer.

      Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

      Exhibit A - Joint Filing Agreement

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Trinad Capital Master Fund Ltd


February 23, 2006                     By:/s/ Jay Wolf
                                      ---------------------------------
                                      Name: Jay Wolf
                                      Title: Managing Director of Trinad
                                      Management, LLC, the GeneralPartner of
                                      Trinad Capital Master Fund Ltd


                                      Trinad Management, LLC


February 23, 2006                     By: /s/ Jay Wolf
                                      ---------------------------------
                                      Name: Jay Wolf
                                      Title: Managing Director


                                      Strategic Turnaround Equity Partners, L.P.

February 23, 2006                     By:/s/ Gary Herman
                                      ---------------------------------
                                      Name: Gary Herman
                                      Title: Managing Member of Galloway
                                      Capital Management LLC, the General
                                      Partner of Strategic Turnaround Equity
                                      Partners, L.P.


                                      Galloway Capital Management LLC

February 23, 2006                     By:/s/ Gary Herman
                                      ---------------------------------
                                      Name: Gary Herman
                                      Title: Managing Member


February 23, 2006                     /s/ Bruce Galloway
                                      ---------------------------------
                                      Bruce Galloway

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   SCHEDULE A

                             JOINT FILING AGREEMENT

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

                                      Trinad Capital Master Fund Ltd

February 23, 2006                     By:/s/ Jay Wolf
                                      ---------------------------------
                                      Name: Jay Wolf
                                      Title: Managing Director of Trinad
                                      Management, LLC, the General Partner
                                      of Trinad Capital Master Fund Ltd


                                      Trinad Management, LLC

February 23, 2006                     By: /s/ Jay Wolf
                                      ---------------------------------
                                      Name: Jay Wolf
                                      Title: Managing Director


                                      Strategic Turnaround Equity Partners, L.P.

February 23, 2006                     By:/s/ Gary Herman
                                      ---------------------------------
                                      Name: Gary Herman
                                      Title: Managing Member of Galloway
                                      Capital Management LLC, the General
                                      Partner of Strategic Turnaround Equity
                                      Partners, L.P.


                                      Galloway Capital Management LLC

February 23, 2006                     By:/s/ Gary Herman
                                      ---------------------------------
                                      Name: Gary Herman
                                      Title: Managing Member


February 23, 2006                     /s/ Bruce Galloway
                                      ---------------------------------
                                      Bruce Galloway